Exhibit 99.2

GREAT PANTHER MINING LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2020 and 2019

Expressed in US Dollars

GREAT PANTHER MINING LIMITED

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The preparation and presentation of the accompanying consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) are the responsibility of management and have been approved by the Board of Directors of Great Panther Mining Limited (the "Company").

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. They include certain amounts that are based on estimates and judgments of management. Financial information presented in the MD&A is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"), the Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of four independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the independent auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2020, based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO 2013"). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2020, as stated in their report which appears herein.

/s/ Robert Henderson	/s/ Jim A. Zadra

Chief Executive Officer	Chief Financial Officer
March 3, 2021	March 3, 2021

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Great Panther Mining Limited:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Great Panther Mining Limited (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 3, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

Great Panther Mining Limited

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 3, 2021

We are uncertain as to the year we or our predecessor firms began serving consecutively as the auditor of the Company’s financial statements; however, we are aware that we have been Great Panther Mining Limited’s auditor consecutively since at least 1997.

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Great Panther Mining Limited:

Opinion on Internal Control Over Financial Reporting

We have audited Great Panther Mining Limited’s (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated March 3, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Great Panther Mining Limited

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 3, 2021

Great Panther MINING Limited

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of US dollars)

As at December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$63,396	$36,970
Restricted cash	1,024	115
Trade and other receivables (note 6)	15,644	21,756
Inventories (note 7)	33,743	35,120
Other current assets (note 8)	5,675	11,380
	119,482	105,341
Other receivables (note 6)	11,836	10,155
Mineral properties, plant and equipment (note 9)	110,559	133,810
Exploration and evaluation assets (note 10)	26,334	15,659
Other assets (note 11)	12,209	5,777
	$280,420	$270,742

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade payables and accrued liabilities (note 12(a))	$53,221	$49,533
Current portion of borrowings (note 13)	30,933	38,066
Derivative liabilities (note 14)	2,974	–
Reclamation and remediation provisions – current (note 15)	958	4,927
	88,086	92,526
Other liabilities (note 12(b))	6,117	17,078
Borrowings (note 13)	2,465	4,627
Reclamation and remediation provisions (note 15)	67,367	50,647
Deferred tax liabilities (note 23)	4,682	5,365
	168,717	170,243
Shareholders’ equity:
Share capital (note 16)	268,872	252,186
Reserves	11,604	17,420
Deficit	(168,773)	(169,107)
	111,703	100,499
	$280,420	$270,742

The accompanying notes are an integral part of these consolidated financial statements.

Commitments and contingencies (note 27)

Subsequent events (note 32)

Approved by the Board of Directors

“David Garofalo”	“Elise Rees”
David Garofalo, Director	Elise Rees, Director

Great Panther MINING Limited

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Expressed in thousands of US dollars, except per share amounts)

For the years ended December 31, 2020 and 2019

	2020	2019
Revenue (note 17)	$260,805	$198,653

Cost of sales
Production costs (note 18)	136,633	157,137
Amortization and depletion	40,305	34,671
	176,938	191,808

Mine operating earnings	83,867	6,845

General and administrative expenses (note 19)	12,926	17,557

Exploration, evaluation, and development expenses
Exploration and evaluation expenses (note 20)	10,370	12,787
Mine development costs	2,884	1,487
Change in reclamation and remediation provisions	41	9,752
	13,295	24,026

Impairment of goodwill (note 21)	–	38,682

Business acquisition costs (note 5)	–	2,923

Care and maintenance costs	693	795

Operating earnings (loss)	56,953	(77,138)

Finance and other income (expense)
Finance income	347	726
Finance expense	(3,981)	(5,752)
Other income (expense) (note 22)	(49,194)	(8,114)
	(52,828)	(13,140)

Income (loss) before income taxes	4,125	(90,278)

Income tax expense (note 23)	3,791	744

Net income (loss) for the period	$334	$(91,022)

Earnings (loss) per share – basic (note 16(e))	$0.00	$(0.33)
Earnings (loss) per share – diluted (note 16(e))	$0.00	$(0.33)

The accompanying notes are an integral part of these consolidated financial statements.

Great Panther MINING Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars)

For the years ended December 31, 2020 and 2019

	2020	2019
Net income (loss) for the year	$334	$(91,022)

Other comprehensive income (loss) (“OCI”), net of tax
Foreign currency translation	(7,057)	(6,150)
Change in fair value of financial assets designated as fair value through OCI, net of tax	1	(1)
	(7,056)	(6,151)

Total comprehensive (loss) for the year	$(6,722)	$(97,173)

The accompanying notes are an integral part of these consolidated financial statements.

Great Panther MINING Limited

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars, except number of common shares)

For the years ended December 31, 2020 and 2019

	Share capital		Reserves
	Number of common shares (000s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Deficit	Total shareholders’ equity
Balance, January 1, 2019	169,165	$130,912	$16,833	$3,178	$(182)	$19,829	$(78,085)	$72,656
Shares and warrants issued pursuant to the acquisition of Beadell Resources Limited (note 5)	103,593	93,235	2,646	–	–	2,646	–	95,881
Shares issued upon conversion of MACA Limited (“MACA”) borrowings	14,078	10,524	–	–	–	–	–	10,524
Shares issued for bought deal financing (note 16(f))	23,000	15,939	–	–	–	–	–	15,939
Share options exercised	917	702	(196)	–	–	(196)	–	506
Restricted and deferred share units settled	1,188	874	(434)	–	–	(434)	–	440
Share-based compensation	–	–	1,726	–	–	1,726	–	1,726
Comprehensive loss	–	–	–	(6,150)	(1)	(6,151)	(91,022)	(97,173)
Balance, December 31, 2019	311,941	$252,186	$20,575	$(2,972)	$(183)	$17,420	$(169,107)	$100,499

Balance, January 1, 2020	311,941	$252,186	$20,575	$(2,972)	$(183)	$17,420	$(169,107)	$100,499
Shares issued for bought deal financing (note 16(f))	40,250	14,705	–	–	–	–	–	14,705
Restricted and deferred share units settled	1,474	978	(978)	–	–	(978)	–	–
Shares issued upon settlement of obligation	88	39	–	–	–	–	–	39
Share options exercised	1,280	964	(244)	–	–	(244)	–	720
Share-based compensation	–	–	2,462	–	–	2,462	–	2,462
Comprehensive income (loss)	–	–	–	(7,057)	1	(7,056)	334	(6,722)
Balance, December 31, 2020	355,033	$268,872	$21,815	$(10,029)	$(182)	$11,604	$(168,773)	$111,703

The accompanying notes are an integral part of these consolidated financial statements.

Great Panther MINING Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the years ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:

Net income (loss) for the year	$334	$(91,022)
Items not involving cash:
Amortization and depletion	40,751	35,185
Impairment of goodwill (note 5)	–	38,682
Change in reclamation and remediation provision	41	9,752
Loss (gain) on derivative instruments	27,980	(2,354)
Unrealized foreign exchange loss	13,300	2,785
Income tax expense	3,791	744
Share-based compensation	2,462	1,726
Other non-cash items (note 29(a))	6,264	8,462
Interest received	346	686
Interest paid	(3,944)	(5,692)
Loss on settlement of derivative instruments	(21,552)	–
Income taxes paid	(728)	(440)
	69,045	(1,486)
Changes in non-cash working capital:
Trade and other receivables	(1,335)	4,568
Reclamation and remediation provisions	(902)	–
Inventories	(5,063)	10,521
Other current assets	(2,468)	212
Trade payables and accrued liabilities	9,612	(28)
Net cash provided by operating activities	68,889	13,787

Cash flows from investing activities:

Cash restricted for Coricancha environmental bond	(21)	371
Cash received on acquisition of Beadell	–	1,441
Redemptions of (investments in) short-term deposits and restricted cash, net	–	25,941
Repayment received prior to Acquisition on loan advanced to Beadell	–	3,069
Advances to Beadell prior to Acquisition	–	(354)
Additions to mineral properties, plant and equipment	(41,948)	(25,910)
Net cash provided by (used in) investing activities	(41,969)	4,558

Cash flows from financing activities:

Proceeds from bought deal financing, net (note 16(f))	14,705	15,939
Payment of lease liabilities	(5,774)	(6,190)
Proceeds from borrowings	36,013	32,210
Repayment of borrowings	(44,836)	(48,444)
Proceeds from exercise of share options	720	504
Net cash provided by (used in) financing activities	828	(5,981)

Effect of foreign currency translation on cash and cash equivalents	(1,322)	82
Increase in cash and cash equivalents	26,426	12,446
Cash and cash equivalents, beginning of year	36,970	24,524
Cash and cash equivalents, end of year	$63,396	$36,970

The accompanying notes are an integral part of these consolidated financial statements.

Supplemental cash flow information (note 29)

Great Panther mining Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

1.	NATURE OF OPERATIONS

Great Panther Mining Limited (“Great Panther” or the “Company”) is a public company listed on the Toronto Stock Exchange (“TSX”) trading under the symbol GPR, and on the NYSE American trading under the symbol GPL and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 – 200 Granville Street, Vancouver, BC.

On March 5, 2019 (the “Acquisition Date”), the Company changed its name from Great Panther Silver Limited to Great Panther Mining Limited following the completion of the acquisition of Beadell Resources Limited (“Beadell”) (the “Acquisition”), a gold mining company that was listed on the Australian Securities Exchange and operated the wholly owned Tucano gold mine (“Tucano”) and related exploration properties in Amapá state, northern Brazil (note 5).

Additionally, the Company has two wholly-owned mining operations in Mexico: the Topia mine (“Topia”), and the Guanajuato Mine Complex (the “GMC”), which comprises the Guanajuato mine, the San Ignacio mine (“San Ignacio”), and the Cata processing plant. Topia, located in the Sierra Madre Mountains in the state of Durango in northwestern Mexico, produces concentrates containing silver, gold, lead and zinc. The GMC, located in central Mexico, produces silver and gold concentrate.

The Company also wholly owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha was acquired by the Company in June 2017, having been placed on care and maintenance by its previous owner in August 2013. The Company filed a positive Preliminary Economic Assessment on Coricancha in May 2018, and in July 2018, commenced a trial stope and bulk sample program (“BSP”) to further de-risk the project. The BSP was completed in June 2019 and the Company continues to evaluate a restart of the Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

In March 2020, the World Health Organization declared a global pandemic following the emergence and rapid spread of a novel strain of the coronavirus respiratory disease (“COVID-19”). The Company continues to closely monitor the developments of COVID-19 with a focus on the jurisdictions in which the Company operates and its head office location in Canada. The worldwide spread of COVID-19 is prompting governments to implement different measures to curb the spread of COVID-19 regularly. During this period of uncertainty, the Company’s priority is to continue to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and assess and mitigate the risks to the business continuity. As the extent and duration of the impacts from COVID-19 remain unclear, the Company’s estimates and assumptions may evolve as conditions change. Actual results could differ significantly from those estimates.

2.	BASIS OF PREPARATION

These consolidated financial statements have been prepared by management of the Company in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Company’s Board of Directors on March 3, 2021.

Great Panther mining Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING POLICIES

The Company has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, except for the new accounting standards newly adopted on January 1, 2020 as described in notes 3(r) below.

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company. All material intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and has the ability to affect those returns through its power over the investee.

Great Panther Mining Limited is the ultimate parent entity of the group. At December 31, 2020, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Mina Tucano Ltda (formerly Beadell Brasil Ltda)	Brazil	100%	Mining company
Mineral Mexicana el Rosario S.A. de C.V.	Mexico	100%	Mining company
Great Panther Coricancha S.A.	Peru	100%	Exploration company

(b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for financial assets and liabilities that are measured at fair values at each reporting date.

(c)	Foreign currency translation

These consolidated financial statements are presented in US dollars (“USD”) which is the Canadian parent company’s presentation currency and functional currency. The functional currency of the Company’s principal subsidiary in Mexico is the USD. The functional currency of the Company’s Brazilian subsidiaries is the Brazilian real (“BRL”).

i)	Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income.

Great Panther mining Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

ii)	Translation of subsidiary results into the presentation currency

The operating results and statements of financial position of the Company’s subsidiaries which have a functional currency that differs from the Company’s presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of the statement of financial position;

•	Income and expenses for each statement of comprehensive income are translated at average exchange rates, unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions; and

•	All resulting exchange differences are recognized as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income as part of the gain or loss on the sale.

(d)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Transaction costs are expensed when incurred. Cash and cash equivalents are designated as financial assets at amortized cost.

(e)	Inventories

Inventories consist of:

•	Gold bullion, gold in circuit, ore stockpiles, and concentrate inventories which are stated at the lower of weighted average cost and net realizable value. Costs include production costs and amortization and depletion directly attributable to the inventory production process. Net realizable value is the expected selling price for the finished product less the costs to put the product into saleable form and delivery to the selling location.

•	Materials and supplies inventory, which includes the cost of consumables used in operations are stated at the lower of weighted average cost and replacement cost which approximates net realizable value. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used over more than one period, if they can only be used in connection with an item of property, plant and equipment.

•	Silver bullion coins and bars are recorded at lower of cost and net realizable value.

(f)	Mineral properties, plant and equipment

i)	Mineral properties

Mine development costs are capitalized if management determines that there is sufficient evidence to support probability of generating positive economic returns in the future. Mineral Resources and Reserves are considered to have economic potential when the technical feasibility and commercial viability of extraction is demonstrable considering long-term metal prices. Therefore, prior to capitalizing such costs, management determines whether the following conditions have been met: there is a probable future benefit that will contribute to future cash inflows; the Company can obtain the benefit and control access to it; and the transaction or event giving rise to the benefit has already occurred.

In the event that the Company does not have sufficient evidence to support the probability of generating positive economic returns in the future, mine development costs are expensed to profit or loss. Mine development costs include expenditures associated with accessing Mineral Resources and gaining further information regarding the ore body, whether by means of ramp development, drilling or sampling. Development costs at the GMC are currently expensed.

Great Panther mining Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

Producing mineral properties acquired through business acquisitions are recognized at fair value on the acquisition date. Where applicable, the estimated cost of mine reclamation and remediation for the property is included in the cost of mineral properties.

The Company defers certain related stripping costs during the production phase of its Tucano surface mine operation to future periods. Stripping costs that generate a benefit of improved access to future components of an ore body and meet the definition of an asset are recognized as stripping activity assets. Stripping activity assets are depreciated on a units of production basis over the useful life of the identifiable component of the ore body that becomes more accessible as a result of the stripping activity. Stripping activity assets form part of mineral properties, plant and equipment.

ii)	Plant and equipment

Plant and equipment is originally recorded at cost at the time of construction, purchase, or acquisition, and is subsequently measured at cost less accumulated amortization and impairment. Cost includes all costs required to bring the plant and equipment into a condition and location where it is capable of operating according to its intended use.

Costs incurred for major overhauls of existing equipment or infrastructure are capitalized as plant and equipment and are subject to amortization once they are commissioned. Costs associated with routine maintenance and repairs are charged to operations as incurred.

iii)	Amortization and depletion

The Company's mineral properties in Mexico are depleted using the straight-line method over the estimated remaining life of the mine. The Company’s mineral properties at Tucano are depleted on a units of production basis over the economically recoverable reserves.

Plant and equipment directly related to the Mexico mining operations is amortized using the straight-line method over the shorter of the estimated remaining life of the mine and the estimated remaining useful life of the asset. Plant and equipment directly related to the Tucano mining operations is amortized on a units of production basis over the economically recoverable reserves of the mine concerned, except in the case of assets whose useful life is shorter than the estimated remaining life of the mine, in which case the straight-line method over the remaining useful life of the asset is used.

All other equipment, buildings and furniture and fixtures which do not relate directly to the mining operations are amortized on a straight-line basis over the remaining estimated useful life of the asset, except for land which is not amortized.

When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in profit or loss.

(g)	Exploration and evaluation assets

i)	Exploration properties

Exploration properties represent properties for which the Company has not yet performed sufficient exploration work to determine whether significant mineralization exists. Exploration properties are carried at the cost of acquisition and included in exploration and evaluation assets. Exploration expenditures incurred on such properties are expensed as incurred as exploration expenditures in profit or loss. Examples of exploration expenditures that are expensed under this policy include topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching; and sampling. The Company considers its Coricancha, Santa Rosa, El Horcón, Plomo and Argosy projects to be in this category as at December 31, 2020, and consequently, expenses all costs associated with these projects as they are incurred.

Great Panther mining Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

ii)	Evaluation properties

Evaluation properties represent properties for which the Company has identified Mineral Resources or Reserves of such quantity and grade or quality that it has reasonable prospects for economic extraction. Mineral Resources and Reserves are considered to have reasonable prospects for economic extraction when the Company has sufficient information to determine that extraction is viable and feasible at expected long-term metal prices. Expenditures made in relation to evaluating the technical feasibility and commercial viability of extracting a Mineral Resource or Reserve are capitalized and included in exploration and evaluation assets. Evaluation expenditures include the costs of drilling, sampling and other costs related to defining and delineating the mineral deposit.

When the technical feasibility and commercial viability of the extraction of Mineral Resources or Reserves associated with the Company’s evaluation properties are demonstrable and management has made a decision to proceed with development, the capitalized costs associated with evaluation assets are reclassified from exploration and evaluation assets to mineral properties. They are tested for impairment at that time.

iii)	Amortization and depletion

Exploration and evaluation assets are not subject to depletion or amortization, but rather are tested for impairment when circumstances indicate that the carrying value may not be recoverable.

(h)	Leased assets

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

-	The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

-	The Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and

-	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use assets are subsequently depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Great Panther mining Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

(i)	Impairment of non-financial assets

Exploration and evaluation assets are tested for impairment when circumstances indicate that the carrying value may not be recoverable. When facts and circumstances suggest that the carrying amount of an asset exceeds its recoverable amount, the Company performs an impairment test by comparing the recoverable amount to the carrying amount of the relevant exploration and evaluation property. When the carrying value exceeds the recoverable amount of the relevant exploration and evaluation property, an impairment charge is recorded and the property is written down to its recoverable amount. In addition, exploration and evaluation assets are tested for impairment at the date they are transferred to mineral properties, plant and equipment.

The Company’s mineral properties, plant and equipment are reviewed for any indication of impairment at each financial reporting date or at any time if an indicator of impairment is considered to exist. If any such indicators exist, an estimate of the recoverable amount is undertaken, being the higher of an asset’s fair value less costs of disposal and the asset’s value in use. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in net income or loss for the period, and the carrying value of the asset on the statement of financial position is reduced to its recoverable amount. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value of mineral properties is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, discounted by an appropriate pre-tax discount rate to arrive at a net present value.

Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal. Value in use is determined by applying assumptions specific to the Company’s continued use which includes future development. As such, these assumptions may differ from those used in calculating fair value.

In testing for indicators of impairment and performing impairment calculations, assets are grouped into cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets. The estimates of future discounted cash flows are subject to risks and uncertainties including estimated production, grades, recoveries, future metals prices, discount rates, exchange rates and operating costs.

Non-financial assets other than goodwill that have suffered an impairment are evaluated for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not been recorded.

Great Panther mining Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

(j)	Share-based compensation

Equity-settled share-based compensation arrangements such as the Company’s stock option plan, restricted share unit plan, and deferred share unit plan are measured at fair value at the date of grant and recorded within equity. The restricted share unit plan includes restricted share units without performance-based criteria and performance share units, where the number of units that ultimately vest is dependent on the relative performance of the Company compared with a peer group of companies. The fair value at grant date of all share-based compensation is recognized as compensation expense over the vesting period, with a corresponding credit to shareholders’ equity. The amount recognized as an expense is adjusted to reflect share options forfeited. The Company estimates the fair value of share options granted using the Black-Scholes option pricing model. The Company estimates the fair value of equity settled performance share units (“PSU”) using a Monte Carlo valuation model at the date of grant.

(k)	Revenue recognition

The Company recognizes revenue from the sale of precious metals, consisting of metal concentrates and refined gold, when the customer obtains control.

For the metal concentrates sales, the customer obtains control upon delivery at the customer’s designated warehouse. The amount of revenue recorded upon initial recognition is based on the forward metal prices at that time and the estimated metal content. The payment terms are based on the individual customer contracts. For provisional payments, terms are typically 15 days from the date of provisional invoice, and for final payments, terms are typically five business days after the final weights, assays and prices are known and invoiced. Adjustments related to changes in metal prices and metal content up to the final settlement are recorded in revenue.

For the refined gold, the customer obtains control when the refined gold has been physically delivered, which is also the date when title has passed to the buyer and the Company has issued an invoice pursuant to a transaction confirmation that fixes the quantity and price of the gold for each delivery. The amount of revenue recorded upon delivery is based on this transaction confirmation. The Company has no significant continuing involvement after delivery and no adjustments to revenue are made subsequent to initial recognition.

(l)	Reclamation and remediation provisions

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the cost of future reclamation and remediation as a liability when: the Company has a legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and, a reasonable estimate of the obligation can be made. The liability is measured initially by discounting expected costs to the net present value using pre-tax rates and risk assumptions specific to the liability. The resulting cost is capitalized to the carrying value of the related assets or expensed to profit or loss where there is no carrying value of the related assets, or where the cost is not recoverable. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to the statement of comprehensive income as a finance cost. Any change in the amount or timing of the underlying cash flows is adjusted to the carrying value of the liability, with the offsetting amount recorded as an adjustment to the reclamation and remediation provision cost included in mineral properties or exploration, evaluation and development expenses. Any amount charged to the carrying value of assets is depreciated over the remaining life of the relevant assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental disturbance, the application of laws and regulations by regulatory authorities, changes in remediation technology and changes in discount rates. The Company reviews its reclamation and remediation provision at least annually and as evidence becomes available indicating that its expected reclamation and remediation costs may have changed. Any such changes in costs could materially impact the future amounts recorded as reclamation and remediation provision.

Great Panther mining Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

(m)	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term deposits, marketable securities, trade and other receivables, loan receivable, restricted cash, trade and other payables, as well as derivative instruments.

i)	Classification

The Company determines the classification of its financial instruments at initial recognition. Upon initial recognition, a financial asset is classified as measured at: amortized cost, fair value through profit and loss (“FVTPL”), or fair value through other comprehensive income (loss) (“FVOCI”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial liability is classified as measured at amortized cost or FVTPL.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

An equity investment that is held for trading is measured at FVTPL. For other equity investments that are not held for trading, the Company may irrevocably elect to designate them as FVOCI. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has elected to measure them at FVTPL.

ii)	Measurement

Initial measurement

On initial recognition, all financial assets and financial liabilities are measured at fair value adjusted for directly attributable transaction costs except for financial assets and liabilities classified as FVTPL, in which case the transaction costs are expensed as incurred.

Great Panther mining Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

Subsequent measurement

The following accounting policies apply to the subsequent measurement of financial instruments:

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.
Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income is calculated using the effective interest rate method; foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Impairment of financial instruments

The Company assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired.

For financial assets measured at amortized cost, and debt investments at FVOCI, the Company applies the expected credit loss model.

(n)	Provisions

Provisions are liabilities that are uncertain in time or amount. The Company records a provision when (i) the Company has a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each reporting date and adjusted to reflect management’s current best estimate of the cost to settle the present obligation. Where discounting has been used, the carrying amount of a provision is accreted to reflect the passage of time and the accretion expense is included in finance costs in the consolidated statements of income (loss).

(o)	Income taxes

Income tax is recognized in net income or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized directly in equity.

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantially enacted at the reporting date.

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is included in net income in the period in which the change is substantively enacted. The amount of deferred tax assets recognized is limited to the amount that is, in management’s estimation, probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset (i) when there is a legally enforceable right to set off current tax assets against current tax liabilities, (ii) when they relate to income taxes levied by the same taxation authority, and (iii) the Company intends to settle its current tax assets and liabilities on a net basis.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

(p)	Earnings per share

Earnings per share is calculated based on the weighted average number of shares outstanding during the period. The Company follows the treasury stock method for the calculation of diluted earnings per share. Under this method, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds be used to repurchase common shares at the average market price during the period. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed in a manner similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from restricted and deferred stock units and the assumed exercise of share options and warrants, if dilutive.

(q)	Segment reporting

The Company has identified operating segments based on the internal reports that are reviewed and used by the Chief Executive Officer and the executive management team (the chief operating decision-maker – “CODM”) in assessing performance and in determining allocation of resources. The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures such as net property, plant and equipment, as well as operating results. All operating segments’ operating results are reviewed regularly by the Company’s senior management to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available. The Company has determined operating segments based on this information.

Segment results that are reported to senior management include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are comprised mainly of corporate office expenses.

(r)	New and revised accounting standards not yet effective

i)	Property, plant and equipment - proceeds before intended use

On May 14, 2020, the IASB issued a narrow scope amendment to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and the related cost in profit or loss. The effective date of the amendment is for annual periods beginning on or after January 1, 2022. The amendment must be applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the consolidated financial statements in which the amendment is first applied. The Company will adopt this narrow scope amendment on the date it becomes effective. The amendment is not currently applicable to the Company; however, it may be applicable in the future should the Company receive proceeds from selling items produced prior to an asset being ready for its intended use.

ii)	Interest rate benchmark reform

On August 27, 2020, the IASB issued 'Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) with amendments that address issues that might affect financial reporting related to financial instruments and hedge accounting resulting from the reform of an interest rate benchmark, including its replacement with alternative benchmark rates. The amendments are effective for annual periods beginning on or after January 1, 2021, and are to be applied retrospectively. The Company is currently assessing the impact of the amendments on the Company's consolidated financial statements.

(s)	Accounting standards issued and adopted

i)    IFRS 3, Business Combinations

In October 2019, the IASB issued amendments to the definition of a business in IFRS 3 – Business Combinations (“IFRS 3”). The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 2020. The modifications are intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The modifications are effective for acquisition transactions on or after January 1, 2020. Effective January 1, 2020, the Company prospectively adopted the new IFRS 3 accounting standard which did not have an impact on the consolidated financial statements for the year ended December 31, 2020.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

4.	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates are based on historical experience and other factors considered to be reasonable, and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

The Company has identified the following areas where significant estimates, assumptions and judgments are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of the Company reported in future periods.

(a)	Resource and reserve estimation

The accuracy of resource and reserve estimates is a function of the quantity and quality of available data and assumptions made and judgments used in the geological and engineering interpretation and may be subject to revision based on various factors. Changes in resource estimates may impact the carrying value of a mineral property, plant and equipment, the calculation of amortization and depletion, the capitalization of mine development costs, and the timing of cash flows related to reclamation and remediation provision.

(b)	Useful lives of mineral properties, plant and equipment

The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, Mineral Resource and Reserve estimates, and management’s intent to operate the property. The estimated remaining life of the producing mineral property is used to calculate amortization and depletion expense, assess impairment charges and the carrying values of assets, and forecast the timing of the payment of reclamation and remediation costs.

There are numerous uncertainties inherent in the estimation of the remaining lives of the producing mineral properties, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, or production costs may change the economic status of the Mineral Resource and Reserves, estimates, economic potential of production from areas not included in the National Instrument 43-101 (“NI 43-101”) reports, and management’s intent to operate a property, and may ultimately have a material impact on the estimated remaining lives of the properties.

(c)	Reclamation and remediation provision

The amounts recorded for reclamation and remediation provisions are based on estimates prepared by third-party environmental specialists, if available, or by persons within the Company who have the relevant skills and experience. These estimates are based on remediation activities required by environmental laws, the expected timing of cash flows, and the pre-tax risk-free interest rates on which the estimated cash flows have been discounted. These estimates also include an assumption of the rate at which costs may inflate in future periods. Actual results could differ from these estimates. The estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices.

(d)	Review of asset carrying values and assessment of impairment

The Company reviews each asset or cash generating unit at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating unit is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs of disposal and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, reclamation and remediation costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

(e)	Income taxes and recoverability of deferred tax assets

In assessing the probability of realizing income tax assets, the Company makes estimates related to expected future taxable income, potential tax planning opportunities, estimated timing of reversals of temporary differences, and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Where applicable tax laws and regulations are unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur, which may materially affect the amounts of income tax assets recognized. In addition, future changes in tax laws could limit the Company’s ability to realize the benefits from deferred tax assets.

(f)	Determination of functional currencies

The determination of an entity’s functional currency is a matter of judgment based on an assessment of the specific facts and circumstances relevant to determining the primary economic environment of each entity within the group. The Company reconsiders the functional currencies used when there is a change in events or conditions considered in determining the primary economic environment of each entity.

(g)	Leases

The determination of whether a contract contains a lease under IFRS 16 is a matter of judgment based on the assessment of the specific terms and conditions in the contract.

(h)	Purchase price accounting

Significant judgments were made by management on the purchase price accounting in arriving at estimated acquisition date fair values for the net assets acquired and liabilities assumed on the Acquisition of Beadell.

(i)	Contingencies

Significant judgments were made by management in the determinations of the likelihood of loss for provisions and contingent liabilities related to the litigation and matters assumed upon the Acquisition (note 27(b)(iv)) and acquisition of Coricancha (note 27(b)(iii)).

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

5.	ACQUISITION OF BEADELL RESOURCES LIMITED

On the Acquisition Date, the Company acquired 100% of the issued and outstanding common shares of Beadell through the issuance of 103,593,043 Great Panther common shares to Beadell shareholders, representing approximately 38% of the post-Acquisition issued and outstanding Great Panther shares. The share exchange represented a ratio of 0.0619 Great Panther shares for each Beadell share (the “Exchange Ratio”). Additionally, the Company issued 9,749,727 share purchase warrants at an exercise price of $1.317 per share to replace the warrants previously issued by Beadell. The number of Company share purchase warrants issued were equal to the number of the outstanding Beadell warrants on the Acquisition Date multiplied by the Exchange Ratio, at a price adjusted in accordance with the Exchange Ratio, on the same terms and conditions as the original warrants.

The Acquisition is a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3, Business Combinations. IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition. Acquisition costs consisting of advisory, legal, accounting, valuation, and other professional or consulting fees directly associated with the transaction to acquire Beadell of $2,923 were expensed as incurred during the year ended December 31, 2019.

On December 5, 2018, prior to the Acquisition, the Company entered into a loan agreement pursuant to which the Company advanced Beadell and its subsidiary, Mina Tucano Ltda (formerly Beadell Brasil Ltda) (“Mina Tucano”), as joint and several borrowers, a non-revolving term loan in the principal amount of $5,000 for their general working capital requirements. Prior to the Acquisition, the Company received partial repayment of $3,000 of the principal amount advanced and payment of accrued interest of $69, and the remaining principal balance of $2,000 was paid on July 11, 2019. Additionally, prior to the Acquisition, the Company also made a cash advance to Beadell of $354 in February 2019. The total outstanding balance at Acquisition of $2,370 (after adjusting for foreign exchange differences) was considered part of the exchange in the business combination and was therefore included in the liabilities assumed on the Acquisition Date.

Pursuant to IFRS 3, adjustments made within the measurement period of one year from the Acquisition Date, which ends on March 5, 2020, are recognized as if the accounting for the business combination had been completed at the acquisition date. In March 2020, the Company received a mineral resource and reserve estimate report for Tucano prepared by independent mining consultant firm, Roscoe Postle & Associates (“RPA”). The report is dated effective September 30, 2019 and provides updated information regarding the resources and reserves at Tucano that was not available at the initial reporting of the preliminary purchase price allocation at March 31, 2019. The Company also received an updated reclamation obligation report for Tucano during the fourth quarter of 2019. The revised resource and reserve estimates presented in the report by RPA and the revised reclamation obligation gave rise to adjustments to amounts recognized for net identifiable assets and liabilities compared to those previously recognized on acquisition on a preliminary basis. The most significant changes to the purchase price allocation includes a decrease in mineral property, plant and equipment of $29,492, an increase in the reclamation and remediation provision of $6,534, an increase in deferred income tax liability of $3,457, and an adjustment to increase goodwill by $38,682.

The following table summarizes the preliminary allocation of the purchase price to the assets acquired and liabilities assumed based on the preliminary estimates of fair value and the adjustments made pursuant to the revised estimate of mineral resources and reserves and reclamation obligation, at the Acquisition Date to arrive at the final purchase price allocation:

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

	Preliminary Purchase Price Allocation	Adjustments	Definitive Purchase Price Allocation
103,593,043 common shares issued (1)	$93,235	$–	$93,235
9,749,727 warrants issued	2,646	–	2,646
Consideration	95,881	–	95,881

Cash and cash equivalents	1,441	–	1,441
Trade and other receivables	26,733	(124)	26,609
Inventories	36,820	1,354	38,174
Other current assets	1,227	(352)	875
Restricted cash	61	–	61
Mineral properties, plant and equipment	143,147	(29,492)	113,655
Right-of-use assets	18,397	–	18,397
Exploration and evaluation assets	309	–	309
Other receivables – non-current	735	125	860
Trade payables and accrued liabilities	(29,024)	(126)	(29,150)
Borrowings	(69,473)	–	(69,473)
Lease liabilities	(18,397)	–	(18,397)
Deferred income tax liability	–	(3,457)	(3,457)
Great Panther loan advance	(2,370)	–	(2,370)
Reclamation and remediation provision	(6,375)	(6,534)	(12,909)
Other liabilities and provisions	(7,350)	(76)	(7,426)
Net identifiable assets acquired	95,881	(38,682)	57,199
Goodwill	–	38,682	38,682
	$95,881	$–	$95,881

(1) The common shares were valued at the closing price of the Company’s shares on the NYSE American on March 5, 2019 was ($0.90).

The report by RPA identified a significant difference in the amount of economically recoverable resources and reserves acquired and as a result of this difference, the fair value of the mineral properties was re-measured. The decrease in fair value for the mineral properties and recognition of a higher reclamation obligation resulted in goodwill being recognized. The goodwill was determined to be impaired during the quarter ended March 31, 2019.

The Company’s reported consolidated statement of profit (loss) for the nine months ended September 30, 2019 as originally reported has been adjusted as if the adjustment to the purchase price allocation and the accounting for the business combination had been completed at the Acquisition Date. The following table details amounts previously reported for the nine months ended September 30, 2019 together with the profit or loss adjustments arising on the finalization of the accounting for the business combination:

	Preliminary Purchase Price Allocation	Adjustments	Definitive Purchase Price Allocation
Revenue	$132,974	$–	$132,974
Cost of sales
Production costs	97,051	2,496	99,547
Amortization and depletion	21,238	61	21,299
Share-based compensation	238	–	238
General and administrative expenses	8,574	–	8,574
Exploration, evaluation, and development expenses	10,148	–	10,148
Impairment of goodwill	–	38,682	38,682
Business acquisition costs	2,863	–	2,863
Care and maintenance costs	599	–	599
Finance and other expense	12,280	808	13,088
Loss before income taxes	(20,017)	(42,047)	(62,064)
Income tax expense	891	–	891
Net loss for the year	$(20,908)	$(42,047)	$(62,955)

The revenue and net loss of Beadell since the Acquisition Date included in the Consolidated Statement of Comprehensive Income (Loss) for the year ended December 31, 2019 are disclosed in note 30.

The revenue and net loss of the combined entity for the year ended December 31, 2019 as though the Acquisition had been as at January 1, 2019 would be $228,691 and $96,124, respectively.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

6.	TRADE AND OTHER RECEIVABLES

	December 31, 2020	December 31, 2019
Current
Trade receivables	$2,011	$4,605
Value-added tax receivable	3,839	4,894
PIS / COFINS – Brazil (a)	8,732	10,889
Judicial deposits – Brazil	302	389
Other	760	979
	15,644	21,756
Non-Current
PIS / COFINS – Brazil (a)	9,058	8,988
Income taxes recoverable – Brazil	2,764	1,152
Other	14	15
	$11,836	$10,155

(a)	PIS/COFINS

The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazilian federal taxes that apply to all companies in the private sector. PIS is a mandatory employer contribution to an employee savings initiative, and COFINS is a contribution to finance the social security system. Companies are required to calculate and remit PIS and COFINS based on monthly gross revenues. The Company’s Brazilian gold sales are zero-rated for PIS/COFINS purposes; however, the current legislation allows for input tax credits to offset the amounts due by applying rates of 1.65% for PIS and 7.65% for COFINS, respectively, to some of the purchases in Brazil. As such, the Company has PIS/COFINS credits recorded as receivables.

The Company continues to pursue the refund of its PIS/COFINS receivables. To the extent the Company is unable to receive refunds for all of its PIS/COFINS assets, the Company expects that PIS/COFINS assets will be recovered through the Company generating future Brazilian federal tax liabilities, which can be offset against the Company’s PIS/COFINS assets if the Company elects to do so.

7.	INVENTORIES

	December 31, 2020	December 31, 2019
Concentrate	$578	$968
Ore stockpiles	11,562	15,417
Materials and supplies	18,538	15,400
Gold in circuit	1,266	902
Gold bullion	1,794	2,430
Silver bullion	5	3
	$33,743	$35,120

During the year ended December 31, 2020, the inventory recognized as cost of sales was $161.8 million (2019 – $154.1 million), which includes production costs and amortization and depletion directly attributable to the inventory production process.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

8.	OTHER CURRENT ASSETS

	December 31, 2020	December 31, 2019
Prepaid expenses and deposits	$3,569	$818
Reimbursement rights (note 11(a))	1,918	6,465
Derivative assets (note 14)	–	3,454
Marketable securities	1	1
Other current assets	187	642
	$5,675	$11,380

9.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties – depletable	Mineral properties – non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of- use assets	Total
Cost
Balance, January 1, 2020	$58,237	$43,186	$83,335	$22,548	$5,636	$22,685	$235,627
Additions	32,754	–	3,499	5,692	3	890	42,838
Change in remediation provision	3,546	–	(342)	–	–	–	3,204
Foreign exchange translation difference	(6,375)	(9,317)	(10,411)	(4,443)	(132)	(4,670)	(35,348)
Balance, December 31, 2020	$88,162	$33,869	$76,081	$23,797	$5,507	$18,905	$246,321

Accumulated depreciation
Balance, January 1, 2020	$38,964	$–	$44,769	$5,726	$4,549	$7,809	$101,817
Amortization and depletion	15,790	–	15,435	4,508	430	4,881	41,044
Foreign exchange translation difference	(1,129)	–	(3,286)	(891)	(46)	(1,747)	(7,099)
Balance, December 31, 2020	$53,625	$–	$56,918	$9,343	$4,933	$10,943	$135,762

Carrying value, December 31, 2020	$34,537	$33,869	$19,163	$14,454	$574	$7,962	$110,559

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

	Mineral properties – depletable	Mineral properties – non depletable	Plant and equipment	Land and buildings	Furniture, fixtures and equipment	Right-of- use assets	Total
Cost
Balance, January 1, 2019	$36,066	$–	$35,184	$2,573	$4,987	$1,150	$79,960
Acquisition of Beadell	3,676	46,608	46,726	16,145	500	18,397	132,052
Additions	16,346	–	4,401	4,940	223	4,498	30,408
Change in remediation provision	2,996	–	30	–	–	–	3,026
Disposals	–	–	(185)	(3)	(44)	(33)	(265)
Foreign exchange translation difference	(847)	(3,422)	(2,281)	(1,107)	(30)	(1,327)	(9,554)
Balance, December 31, 2019	$58,237	$43,186	$83,335	$22,548	$5,636	$22,685	$235,627

Accumulated depreciation
Balance, January 1, 2019	$32,051	$–	$27,593	$1,653	$4,121	$–	$65,418
Amortization and depletion	6,820	–	17,434	4,095	464	7,878	36,691
Disposals	–	–	(185)	–	(41)	(6)	(232)
Foreign exchange translation difference	93	–	(73)	(22)	5	(63)	(60)
Balance, December 31, 2019	$38,964	$–	$44,769	$5,726	$4,549	$7,809	$101,817

Carrying value, December 31, 2019	$19,273	$43,186	$38,566	$16,822	$1,087	$14,876	$133,810

(a)	Changes in estimate

i)	Updated Mineral Resource and Reserve estimates for 2020

On March 9, 2020, the Company provided an update on the Mineral Resource for the GMC, with effective dates of October 31, 2019, and July 31, 2019, for the Guanajuato Mine and San Ignacio, respectively. Management reviewed the remaining useful life of the GMC and determined that it remains at two years as at December 31, 2019, unchanged from the previous estimate.

On March 9, 2020, the Company provided an update on the Mineral Resource and Reserves for Tucano, with an effective date of September 30, 2019, following which management reviewed the remaining useful life of Tucano. The estimate of the useful life of Tucano was determined to be two years as at December 31, 2019.

ii)	Updated Mineral Resource and Reserve estimates for 2021

On November 23, 2020, the Company provided an update on the Mineral Resource for the GMC, with an effective date of July 31, 2020. The estimate of the useful life of the GMC was determined to be two years as at December 31, 2020. The estimate of the useful life of the GMC increased by one year compared to the previous estimate.

On December 15, 2020, the Company provided an update on the Mineral Resource and Reserves for Tucano, with an effective date of September 30, 2020, following which management reviewed the remaining useful life of Tucano. The estimate of the useful life of Tucano was determined to be three years as at December 31, 2020. The estimate of the useful life of Tucano increased by two years compared to the previous estimate.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

(b)	Leases

i) Right-of-use assets

	Mining equipment	Power generators	Vehicles	Office & Communication	Land easements	Total
Balance, January 1, 2020	$7,376	$5,035	$1,095	$658	$712	$14,876
Additions	801	–	–	89	–	890
Amortization and depletion	(2,663)	(1,437)	(378)	(266)	(137)	(4,881)
Foreign exchange translation difference	(1,589)	(1,090)	(241)	(3)	–	(2,923)
Balance, December 31, 2020	$3,925	$2,508	$476	$478	$575	$7,962

	Mining equipment	Power generators	Vehicles	Office & Communication	Land easements	Total
Balance, January 1, 2019	$–	$–	$–	$881	$269	$1,150
Acquisition of Beadell	8,402	7,732	1,923	340	–	18,397
Additions	3,853	57	–	–	588	4,498
Disposals	–	–	–	(27)	–	(27)
Amortization and depletion	(4,244)	(2,264)	(707)	(518)	(145)	(7,878)
Foreign exchange translation difference	(635)	(490)	(121)	(18)	–	(1,264)
Balance, December 31, 2019	$7,376	$5,035	$1,095	$658	$712	$14,876

ii) Lease liabilities

	December 31, 2020	December 31, 2019
Maturity analysis – contractual undiscounted cash flows
Less than one year	$5,855	$6,707
One to five years	5,475	12,558
More than five years	98	123
Total undiscounted lease liabilities	11,428	19,388
Lease liabilities in the Consolidated Statement of Financial Position	11,221	17,986
Current (note 12 (a))	5,296	5,499
Non-current (note 12 (b))	$5,925	$12,487

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

iii) Amount recognized in the Consolidated Statements of Comprehensive Income

	2020	2019
Interest on lease liabilities	$1,332	$1,564
Variable lease payments not included in the measurement of lease liabilities	49,723	43,889
Expenses relating to short-term leases	15,564	12,953
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	11	13

Expenses relating to short-term leases for the year ended December 31, 2020, of $15.6 million (2019 - $13.0 million) include costs for mining services and haulage in the amount of $14.5 million (2019 - $11.9 million). The Company has elected not to separate the lease component from the non-lease component for short-term leases that have a lease term of less than one year.

10.	EXPLORATION AND EVALUATION ASSETS

	Santa Rosa Property	El Horcón Property	Coricancha	Tucano	Total
Balance, January 1, 2019	$988	$1,124	$12,953	$–	$15,065
Acquisition of Beadell (note 5)	–	–	–	309	309
Change in reclamation and remediation provision	–	–	304	–	304
Foreign exchange translation difference	–	–	–	(19)	(19)
Balance, December 31, 2019	$988	$1,124	$13,257	$290	$15,659
Change in reclamation and remediation provision	–	–	10,739	–	10,739
Foreign exchange translation difference	–	–	–	(64)	(64)
Balance, December 31, 2020	$988	$1,124	$23,996	$226	$26,334

11.	OTHER ASSETS

	December 31, 2020	December 31, 2019
Restricted cash	$31	$927
Reimbursement rights (a)	12,178	4,705
Deferred tax assets	–	145
	$12,209	$5,777

(a)	Reimbursement rights

Pursuant to the acquisition of Coricancha, the vendor, Nyrstar N.V. (“Nyrstar”) agreed to reimburse the Company for:

•	the cost of movement and reclamation of certain legacy tailings facilities should the regulatory authorities require these to be moved, up to a maximum of $20.0 million; and

•	all fines or sanctions that arise before or after closing resulting from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

12.	TRADE PAYABLES AND ACCRUED LIABILITIES AND OTHER LIABILITIES

(a)	Trade payables and accrued liabilities

	December 31, 2020	December 31, 2019
Trade payables	$27,478	$27,311
Accrued liabilities	14,758	13,181
Taxes payable	3,306	499
Lease liabilities	5,296	5,499
Other payables	2,383	3,043
	$53,221	$49,533

(b)	Other liabilities

	December 31, 2020	December 31, 2019
Lease liabilities	$5,925	$12,487
Accrued liabilities	192	4,591
	$6,117	$17,078

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

13.	BORROWINGS

	MACA	Unsecured bank facilities	Bank overdraft	IXM Note	Bradesco	Samsung	Total
Balance, January 1, 2020	$16,060	$16,034	$589	$10,010	$–	$–	$42,693
Borrowings	–	22,044	219	–	2,500	11,250	36,013
Interest accrued	449	891	–	548	223	583	2,694
Principal repayments	(12,686)	(20,500)	(846)	(10,000)	–	(804)	(44,836)
Interest payments	(628)	(953)	–	(558)	(319)	(561)	(3,019)
Foreign exchange	(185)	–	38	–	–	–	(147)
Balance, December 31, 2020	$3,010	$17,516	$–	$–	$2,404	$10,468	$33,398
Current	$3,010	$17,516	$–	$–	$736	$9,671	$30,933
Non-current	$–	$–	$–	$–	$1,668	$797	$2,465

Note	(a)	(b)			(c)	(d)
Currency	AUD	USD	USD	USD	USD	USD
Nominal interest rate	5.5%	5.4%	13.7%	3-month LIBOR plus 5%	3.7%	3-month LIBOR plus 5%
Year of maturity	2021	2021	2020	2020	2023	2022

(a)	MACA

The Company made cash repayments to MACA totalling $12.7 million (A$18.5 million) during the year ended December 31, 2020, including $1.5 million (A$2.1 million), which represented 10% of the net cash proceeds from the bought deal financing (note 16(f)) required to be paid to MACA and applied against the outstanding balance of the loan under the amended loan agreement.

(b)	Unsecured bank facilities

The Company has unsecured, revolving, interest-bearing bank facilities totalling $17.5 million. The unsecured bank facilities are interest bearing at a weighted average fixed interest rate of 5.4% per annum and are repayable through December 2021. Subsequent to December 31, 2020, facilities totalling $1.4 million matured and were not renewed.

(c)	Bradesco

On March 11, 2020, the Company received a loan from Bradesco in the amount of $10.0 million, with net loan proceeds of $2.5 million as $7.5 million is required to be retained as cash collateral. The loan matures on February 24, 2023, and is required to be repaid in nine quarterly repayments of $1.1 million commencing March 5, 2021. The return of the cash collateral will be proportionate to the quarterly loan repayments, resulting in net quarterly repayments of $0.3 million commencing March 5, 2021. The loan principal of $10.0 million bears interest at 3.7% per annum, and the cash collateral of $7.5 million bears interest from 1.55% to 2.40% per annum. The cash collateral of $7.5 million has been netted against the $10.0 million borrowings at December 31, 2020.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

(d)	Samsung

On January 6, 2020, the Company entered an $11.3 million gold doré prepayment agreement with Samsung (the “Agreement”). In consideration of delivery and sale of approximately 3,000 ounces of gold contained in doré per month over a two-year period commencing January 2020 from Tucano, Samsung has agreed to advance $11.3 million (the “Advance”) to Great Panther. Gold deliveries are sold at a 0.65% discount to the benchmark price of gold at the time of delivery. The Advance will be repaid in equal instalments of $0.8 million commencing December 2020 until January 2022 such that all amounts outstanding to Samsung will be repaid in full. The Advance bears interest at an annual rate of 3-month USD LIBOR plus 5% and is secured by a pledge of all equity interests in Great Panther’s Brazilian subsidiary that owns Tucano. Great Panther has a full option for early repayment of the Advance, subject to a 3% penalty applied to the outstanding balance. The Agreement also provides Samsung with a right of offer for concentrates produced from Coricancha in certain circumstances. The transaction was completed on February 4, 2020, upon the funding of the Advance.

14.	DERIVATIVE INSTRUMENTS

A significant portion of the Company’s capital, exploration, operating and administrative expenditures are incurred in BRL and Mexican peso (“MXN”), while revenues from the sale of refined gold and metal concentrates are denominated in USD. The fluctuation of the USD in relation to the BRL and MXN consequently impacts the reported financial performance of the Company. To manage the Company’s exposure to changes in the BRL and MXN exchange rate, the Company has entered, for time to time, into forward contracts to purchase foreign currencies in exchange for USD at various rates and maturity dates.

As at December 31, 2020, non-deliverable forward foreign exchange contracts for BRL against USD totalling BRL 88.2 million (December 31, 2019 – BRL 418.2 million) at various pre-determined rates ranging from BRL 4.37/USD to BRL 4.45/USD, at various maturity dates until February 2021, were outstanding. The fair value of these contracts resulted in a liability of $3.0 million at December 31, 2020 (December 31, 2019 – asset of $3.5 million). A non-deliverable forward foreign exchange contract does not require physical delivery of the designated currencies at maturity.

The objective of the Company’s BRL/USD hedging strategy, which was executed in the fourth quarter of 2019 and first quarter of 2020, was to reduce exposure to any appreciation in the BRL, which was at or near record lows relative to the USD. This allowed the Company to gain better certainty with regard to the Company’s projected operating cash-flows and capital expenditures for Tucano at a time of lower gold prices. The Company has not entered any additional forward contracts since January 2020.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

15.	RECLAMATION AND REMEDIATION PROVISIONS

The Company’s reclamation and remediation provisions relates to site restoration, clean-up, ongoing treatment, and monitoring at Tucano in Brazil, the GMC and Topia in Mexico, and Coricancha in Peru.

	December 31, 2020			December 31, 2019
	Total	Current	Non-current	Total	Current	Non-current
Tucano	$15,241	$–	$15,241	$17,079	$–	$17,079
GMC	8,184	348	7,836	8,725	–	8,725
Topia	6,601	–	6,601	4,697	–	4,697
Coricancha	38,299	610	37,689	25,073	4,927	20,146
	$68,325	$958	$67,367	$55,574	$4,927	$50,647

	December 31, 2020	December 31, 2019
Balance, beginning of year	$55,574	$27,420
Acquisition of Beadell (note 5)	–	12,909
Change in estimates	16,607	13,389
Accretion	1,517	1,840
Reclamation work performed	(902)	–
Foreign exchange	(4,471)	16
Balance, end of year	$68,325	$55,574

In 2020, the change in reclamation estimates at the GMC, Topia, Coricancha and Tucano were $0.3 million decrease (2019 – $6.7 million), $2.2 million increase (2019 – $3.2 million), $13.7 million increase (2019 – $0.6 million), and $1.0 million increase (2019 – $2.9 million), respectively. The change in reclamation estimates at the GMC reduced the carrying value of the related property and equipment. The change in estimates for Topia and Tucano were capitalized to mineral properties, plant and equipment, and for Coricancha, the change in estimate was capitalized to exploration and evaluation assets.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

The reclamation and remediation provision for the GMC and Topia operations is based on the following assumptions:

	2020	2019
Total estimated future cash flows	$18,895	$15,745
Expected settlement of obligations (years)	2021 – 2043	2021 – 2045
Weighted average risk-free rate (discount rate)
GMC	4.6%	1.9%
Topia	4.8%	2.1%

A 1% change in the discount rate while holding the other assumptions constant would decrease or increase the provision by $0.6 million.

The reclamation and remediation provision for Coricancha is based on the following assumptions:

	2020	2019
Total estimated future cash flows	$42,725	$33,795
Expected settlement of obligations (years)	2021 – 2049	2020 – 2049
Weighted average risk-free rate (discount rate)	0.8%	3.4%

For Coricancha, a portion of the reclamation and remediation provision is offset by a reimbursement rights receivable (note 11(a)). Of the total estimated cash flows of $42.7 million, $12.2 million is reimbursable.

A 1% change in the discount rate would decrease or increase the provision by $3.0 million while holding the other assumptions constant.

The reclamation and remediation provision for Tucano is based on the following assumptions:

	2020	2019
Total estimated cash flows	$22,594	$19,731
Expected settlement of obligations (years)	2024 – 2029	2024 – 2029
Weighted average risk-free rate (discount rate)	6.7%	6.7%

A 1% change in the discount rate would decrease or increase the provision by $0.7 million while holding the other assumptions constant.

16.	SHARE CAPITAL

(a)	Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue. The Company has an unlimited number of Class A and Class B preferred shares without par value authorized for issue. Each class can be issuable in series. No preferred shares have ever been issued.

(b)	Share options

In June 2020, upon approval by shareholders, the Company adopted an Omnibus Incentive Plan (the “Omnibus Plan”) to supplement and eventually replace the then-existing stock option plan (the "2016 Plan"). Pursuant to the Omnibus Plan, the Company may grant stock options (“Options”), restricted share units (“RSUs”), PSUs, and deferred share units (“DSUs”) to eligible employees, officers, directors, or consultants. The maximum number of common shares that the Company may issue is limited to 8% of the outstanding common shares, less the number of stock options already outstanding pursuant to the 2016 Plan and the Omnibus Plan, less twice the number of common shares counted as RSU, PSU, and DSU awards. There are additional limits with respect to insiders, individual grants, annual grants, and the number of which may be awarded to non-executive directors.

Options granted under the 2016 Plan will remain outstanding and be governed by the terms of the 2016 Plan. Options granted after the adoption of the Omnibus Plan will be governed by the Omnibus Plan.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

Pursuant to the Omnibus Plan, options are non-transferable. The exercise price of options shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted. Options have expiry dates of no later than ten years after the date of grant and will cease to be exercisable three months following the termination of the participant’s employment or engagement.

Pursuant to the 2016 Plan, options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant, and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the Board but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted. Options have expiry dates of no later than five years after the date of grant and cease to be exercisable 90 days following the termination of the participant’s employment or engagement.

	2020			2019
	Options (000’s)	Weighted average exercise price		Options (000’s)	Weighted average exercise price
Outstanding, January 1	8,316	C$	1.20	8,322	C$	1.27
Granted	6,255		0.56	3,491		1.01
Forfeited/Expired	(3,582)		0.78	(2,580)		1.33
Exercised	(1,280)		0.74	(917)		0.73
Outstanding, December 31	9,709	C$	1.00	8,316	C$	1.20
Exercisable, December 31	3,355	C$	1.65	5,210	C$	1.24

Range of exercise prices	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$0.54 to $0.61	4,552	4.27	–	C$	–
C$0.62 to $1.07	2,080	3.79	526		0.97
C$1.08 to $1.59	641	2.72	522		1.37
C$1.60 to $1.90	1,379	2.07	1,250		1.61
C$1.91 to $2.19	1,057	0.61	1,057		2.18
	9,709	3.36	3,355	C$	1.65

During the year ended December 31, 2020, the Company recorded share-based compensation expense relating to share options of $0.7 million (2019 – $0.6 million).

The weighted average fair value of options granted during the year ended December 31, 2020, was C$0.23 (2019 – C$0.38). The grant date fair value of share options granted was determined using a Black Scholes option pricing model using the following weighted average assumptions:

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

	2020	2019
Risk-free interest rate	0.45%	1.36%
Expected life (years)	3.11	3.05
Annualized volatility	62%	54%
Forfeiture rate	17%	15%

The annualized volatility assumption is based on the historical volatility of the Company’s common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on government bonds with a remaining term equal to the expected life of the options.

(c)	Restricted share units ("RSUs"), Performance based restricted share unit (“PSUs”) and Deferred share units ("DSUs")

RSUs are awards for service which upon vesting and settlement entitle the recipient to receive common shares, a cash equivalent, or a combination thereof. Vesting conditions for RSUs are set by the Board but cannot exceed three years. The choice of settlement method is at the Company's sole discretion. The RSUs granted to date vest in several tranches over three years. An estimated forfeiture rate calculated and updated based on historical forfeitures and cancellations was used in the determination of fair value for the purposes of computing share-based compensation expense in the consolidated financial statements.

PSUs are granted to senior executives, and vest after a performance period of up to three years. The number of units that will ultimately vest ranges between 0% - 200% based on relative performance against a peer group of companies. The PSUs granted may only be settled through the issuance of common shares. Performance results at the end of the performance period relative to the predetermined performance criteria and the application of the corresponding performance multiplier determine how many PSUs vest for each participant.

DSUs are awards to participants for directorship which settle upon termination of service of the participant. Vesting conditions for DSUs are set by the Board. Upon settlement, DSUs entitle the recipient to receive common shares, a cash equivalent, or a combination thereof. The choice of settlement method is at the Company's sole discretion. Timing of settlement after vesting occurs is at the discretion of the participant and can be any time between the date of termination of service of the participant and December 15th of the following calendar year. The DSUs granted to date have vested immediately.

The fair values of the DSUs and RSUs granted to employees and directors have been estimated by reference to the fair value on the grant date of the equity instruments granted. The fair value of PSU was measured based on the fair value at the grant date using the Monte Carlo simulation technique on stock prices. The Company has no history of paying dividends, and consequently, no amounts in respect of dividends were included in the estimates of fair value of the equity instruments granted.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

The following table summarizes information about the RSUs outstanding at December 31, 2020 and 2019:

	2020			2019
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	1,243,530	C$	1.19	733,667	C$	1.59
Granted	1,636,000		0.56	2,429,640		1.02
Settled	(779,596)		1.10	(1,187,459)		1.14
Cancelled	(188,500)		1.02	(732,318)		1.16
Outstanding at December 31	1,911,434	C$	0.70	1,243,530	C$	1.19

The following table summarizes information about the PSUs outstanding at December 31, 2020 and 2019:

	2020			2019
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	531,000	C$	1.14	–	C$	–
Granted	1,510,700		0.56	531,000		1.14
Cancelled	(137,200)		0.89	–		–
Outstanding at December 31	1,904,500	C$	0.70	531,000	C$	1.14

The following table summarizes information about the DSUs outstanding at December 31, 2020 and 2019:

	2020			2019
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	946,150	C$	1.19	251,400	C$	1.59
Granted	2,167,939		0.57	732,550		1.05
Settled	(693,900)		0.69	(37,800)		1.16
Outstanding at December 31	2,420,189	C$	0.78	946,150	C$	1.19

During the year ended December 31, 2020, the Company recorded share-based compensation expense relating to RSUs and DSUs of $1.4 million (2019 – $1.2 million). Share-based compensation expense of $0.4 million (2019 - $nil) relating to PSUs was recorded based on the estimated number of PSUs expected to vest.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

(d)	Share purchase warrants

As part of the Acquisition, the Company issued 9,749,727 share purchase warrants at an exercise price of $1.317 per share to replace the warrants previously issued by Beadell.

6,321,965 share purchase warrants have an expiry date of May 17, 2022, and 3,428,032 share purchase warrants have an expiry date of June 27, 2022.

(e)	Earnings (loss) per share

	2020	2019
Income (loss) attributable to equity owners	$334	$(91,022)
Weighted average number of shares (000's)	337,834	273,380
Earnings (loss) per share ‒ basic	$0.00	$(0.33)

	2020	2019
Earnings (loss) attributable to equity owners	$334	$(91,022)

Weighted average number of shares (000's)	337,834	273,380
Effect of dilutive stock options, RSUs and DSUs	6,362	–
Weighted average diluted number of shares (000's)	344,196	273,380

Earnings (loss) per share ‒ diluted	$0.00	$(0.33)

Anti-dilutive share purchase options, warrants, deferred share units, restricted share units and performance share units have not been included in the diluted earnings per share calculation.

(f)	Financings

On July 9, 2019, the Company entered into the ATM Agreement, under which the Company will be entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell common shares of the Company on the market for a period of two years equal to the lesser of i) 10% of the aggregate market value of the Company’s outstanding common shares as at the last trading day of the month before the month in which the first trade under the offering is made, and ii) aggregate gross proceeds of $25.0 million. As at December 31, 2020, the Company has not issued any common shares under the ATM Facility.

On August 8, 2019, the Company closed a bought deal financing for aggregate gross proceeds of $17.3 million, pursuant to which the Company issued 23,000,000 common shares of the Company at the price of $0.75 per share. The Company paid a cash commission to the underwriters equal to 5% of the gross proceeds of the financing and recognized net proceeds of $15.9 million after deducting share issuance costs.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

On May 20, 2020, the Company closed a bought deal financing for aggregate gross proceeds of $16.1 million, pursuant to which the Company issued 40,250,000 common shares of the Company at the price of $0.40 per share. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the financing and recognized net proceeds of $14.7 million after deducting share issuance costs.

17.	REVENUE

The Company generates revenue primarily from the sale of precious metals, consisting of metal concentrates and refined gold.

In the following table, revenue is disaggregated by the geographic location of the Company’s mines and major products.

	2020			2019
	Brazil	Mexico	Total	Brazil	Mexico	Total
Gold	$223,272	$12,841	$236,113	$153,504	$16,724	$170,228
Silver	487	22,473	22,960	93	23,028	23,121
Lead	–	2,180	2,180	–	3,617	3,617
Zinc	–	3,161	3,161	–	4,861	4,861
Ore processing revenue	–	34	34	–	102	102
Smelting and refining charges	(69)	(4,031)	(4,100)	(200)	(3,524)	(3,724)
Revenue from contracts with customers	$223,690	$36,658	$260,348	$153,397	$44,808	$198,205
Changes in fair value from provisional pricing	–	457	457	–	448	448
Total revenue	$223,690	$37,115	$260,805	$153,397	$45,256	$198,653

The amount of revenue recognized in the year ended December 31, 2020, from performance obligations satisfied (or partially satisfied) in the previous period, due to the current period settlement of metal concentrate revenue recognized in the prior periods was a reduction of revenue of $0.2 million. At December 31, 2020, the Company had $2.5 million in revenue subject to provisional pricing in relation to the sale of concentrates.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

For the years ended December 31, 2020 and 2019, the Company had revenue contracts with five customers (2019 - three customers) that accounted for the majority of the total revenues as follows:

Customer	Geographical Market	2020	2019
Customer A	Brazil	$122,303	$–
Customer B	Brazil	64,426	–
Customer C	Brazil	36,961	153,397
Customer D	Mexico (Guanajuato)	21,281	2,549
Customer E	Mexico (Topia)	13,950	–
Customer F	Mexico (Guanajuato)	(9)	18,445
Customer F	Mexico (Topia)	(110)	19,892
Customer G	Mexico (Guanajuato)	–	2,571
Customer G	Mexico (Topia)	1,969	1,697
Customer H	Mexico (Topia)	34	102
		$260,805	$198,653

The trade accounts receivable balance of $2.0 million at December 31, 2020 related to Customers B, D, E and G (December 31, 2019 – $4.6 million, related to Customers F and G).

18.	PRODUCTION COSTS

	2020	2019
Raw materials and consumables	$51,826	$58,046
Salaries and employee benefits	16,321	17,403
Contractors	55,315	58,952
Repairs and maintenance	1,171	801
Site administration	3,962	3,815
Royalties	5,918	7,572
Mining duties	160	168
Share-based compensation	336	358
	135,009	147,115
Less: Change in inventories	1,624	10,022
Total production costs	$136,633	$157,137

The Company’s operations in Mexico were suspended during April and May 2020 due to government orders due to the COVID-19 pandemic, which affected the country's entire mining industry. During the shutdown, the Company incurred unabsorbed fixed costs of $1.5 million for these operations included in the total production costs, which otherwise would have been recorded to inventory but were expensed as incurred.

The Company also voluntarily suspended production at Topia for a five-week period in the fourth quarter of 2020 to mitigate the spread of COVID-19 in the local community. The Company also expensed fixed costs during this period of suspension.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

19.	GENERAL AND ADMINISTRATIVE EXPENSES

	2020	2019
Salaries and employee benefits	$4,042	$5,617
Professional fees	1,674	1,707
Office and other expenses	4,758	8,397
Amortization	446	514
Share-based compensation	2,006	1,322
Total general and administrative expenses	$12,926	$17,557

20.	EXPLORATION AND EVALUATION EXPENSES

	2020	2019
Salaries and employee benefits	$2,223	$2,878
Raw materials and consumables	892	1,237
Professional fees	4,411	5,978
Office and other expenses	2,724	2,648
Share-based compensation	120	46
Total exploration and evaluation expenses	$10,370	$12,787

21.	IMPAIRMENT OF GOODWILL

During the year ended December 31, 2019, the Company recorded an impairment of goodwill of $38.7 million that arose on the Acquisition.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

22.	OTHER INCOME (EXPENSE)

	2020	2019
Accretion expense	$(2,629)	$(3,404)
Gain (loss) on derivative instruments	(27,980)	2,353
Foreign exchange loss	(16,397)	(3,852)
Other expense	(2,188)	(3,211)
	$(49,194)	$(8,114)

23.	INCOME TAXES

(a)	Income tax expense

	2020	2019
Current expense:
Income tax	$3,647	$135
Withholding tax	–	427
	3,647	562

Deferred tax expense (recovery):
Income tax	144	78
Withholding tax	–	104
	144	182

Income tax expense	$3,791	$744

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense shown in these consolidated financial statements is as follows:

	2020	2019
Net income (loss) before tax	$4,125	$(90,278)
Canadian statutory income tax rate	27%	27%
Anticipated income tax at statutory rate	$1,115	$(24,181)
Permanent differences	(3,011)	11,750
Differences between Canadian and foreign tax rates	1,562	(3,035)
Change in estimate	1,399	53
Impact of foreign exchange on local currencies	3,310	3,087
Change in deferred tax assets not recognized	(1,401)	13,425
Other items	817	(355)
Income tax expense	$3,791	$744
Effective tax rate	92%	-1%

(b)	Deferred income tax assets and liabilities

The significant components of deferred tax assets and liabilities are:

	December 31, 2020	December 31, 2019
Deferred income tax assets	$-	$49
Deferred special mining duty asset (liabilities)	-	96
Total deferred income tax assets	-	145
Deferred income tax liabilities	(2,488)	(3,208)
Deferred withholding tax liabilities	(2,194)	(2,157)
Total deferred income tax liabilities	(4,682)	(5,365)
Net deferred income tax assets (liabilities)	$(4,682)	$(5,220)

(c)	The following temporary differences and tax losses give rise to deferred income tax assets and liabilities:

	December 31, 2020	December 31, 2019
Tax losses carried forward	$18,968	$19,394
Withholding tax liability	(2,195)	(2,157)
Mineral properties, plant and equipment	(20,298)	(24,557)
Other taxable temporary differences	(1,157)	(220)
Other deductible temporary differences	–	2,320
Net deferred income tax liabilities	$(4,682)	$(5,220)

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

Losses expire as follows:

		2020		2019
Type of losses	Country	Expiry dates	Amount	Expiry dates	Amount
Non-capital losses	Canada	2026 to 2040	$29,730	2026 to 2039	$2,843
	Mexico	2023 to 2030	$24,870	2020 to 2028	$21,560
	Brazil	indefinite	$79,382	indefinite	$102,357
	Peru	indefinite	$73,491	indefinite	$74,965
Capital losses	Canada	indefinite	$–	indefinite	$1,171

(d)	Unrecognized deferred tax assets:

The Company recognizes tax benefits on losses or other deductible amounts where it is probable the deferred tax assets will be realized. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax assets are recognized consist of the following amounts:

	December 31, 2020	December 31, 2019
Tax losses carried forward	$217,961	$130,131
Mineral properties, plant and equipment	45,429	90,647
Other deductible temporary differences	104,949	143,553
Unrecognized temporary differences	$368,339	$364,331

24.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

The following describes the methods and assumptions used to estimate the fair value of Level 2 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of the quotation period. The Company marks these to market at each reporting date based on a quoted forward price. The Company’s trade receivables are valued using quoted market prices on the London Metal Exchange.

Derivative instruments	The Company’s derivative assets and derivative liabilities are comprised of forward foreign exchange contracts and put options for gold. The fair value of the Company’s forward exchange contracts and put options for gold are determined using forward exchange rates and forward gold prices, respectively, at each reporting date.

Borrowings	The Company’s borrowings are comprised of long-term loans, convertible debentures and debt facilities. Borrowings are initially recognized at fair value, net of transaction costs incurred. Subsequent to initial measurement, borrowings are recorded at amortized cost using the effective interest rate method.

During the years ended December 31, 2020 and 2019, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

The Company’s financial instruments include cash and cash equivalents, marketable securities, trade receivables, restricted cash, trade payables, borrowings and derivative instruments. The carrying values of the Company’s financial instruments approximate their fair values due to the short-term nature of the items or the inclusion of interest rates that approximate market rates.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.

The following table summarizes the Company’s financial instruments as at December 31, 2020:

	Fair value through OCI	Fair value through P&L	Amortized cost	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$–	$–	$63,396	$63,396	n/a
Marketable securities	1	–	–	1	Level 1
Trade receivables	–	–	2,011	2,011	Level 2
Restricted cash	–	–	1,055	1,055	n/a

Financial Liabilities
Trade payables and accrued liabilities	$–	$–	$42,428	$42,428	n/a
Derivative liabilities	–	2,974	–	2,974	Level 2
Borrowings	–	–	33,398	33,398	Level 2

25.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to:

•	ensure there are adequate capital resources to support the Company’s ability to continue as a going concern;

•	maintain adequate levels of cash to support the acquisition, exploration and development of mineral properties, exploration and evaluation assets, and the operation of producing mines;

•	maintain investor, creditor and market confidence to sustain future development of the business; and

•	provide returns to shareholders and benefits for other stakeholders.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

In assessing the capital structure of the Company, management includes in its assessment the components of shareholders’ equity and debt, net of cash and cash equivalents and short-term deposits. Tucano, Topia and the GMC are in production, but exploration and development activities are also performed at these and other exploration properties in order to identify further reserves and resources. Additionally, for Coricancha, which has been on care and maintenance since August 2013, the Company continues to evaluate the timeline and conditions for a potential re-start. The Company plans to use existing cash, including cash raised from equity and debt financing during the year ended December 31, 2020, as well as funds from future sales of precious metals to fund operations, development and exploration activities, and capital expenditures.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. Since the Acquisition, based on current projected operating cash flows and anticipated capital expenditures, the Company obtained equity and debt financing as described in notes 13 and 16(f). The Company will continue to focus on internally generating operating cash flow to minimize its future reliance on equity and debt financing. However, the Company may determine that it requires further financing through the offering of its share capital via the ATM Facility, and/or other equity and debt financing in order to meet long-term objectives.

The Company’s capital structure is dependent on expected business growth and changes in the business environment. As at December 31, 2020, the Company was not subject to externally imposed capital requirements.

26.	FINANCIAL RISK MANAGEMENT

The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The Company is exposed to certain financial risks, including credit risk, liquidity risk, and market risks such as currency risk, interest rate risk, and commodity price risk.

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company's exposures to credit risk arise from cash and short-term investments, trade accounts receivable, and loan receivable. Lesser exposures arise from holdings of marketable securities, and other receivables.

The risk is assessed by performing an aging analysis of trade receivables, and through the review of credit ratings of the counterparties with which the Company does business.

The Company manages such credit risks by diversifying bank deposits and placing funds only in large Canadian, Brazilian and Mexican financial institutions. The Company’s investments are subject to internal investment guidelines, and they mature at various dates but rarely in excess of one year.

All of the Company’s precious metal sales are to large international metals trading companies and smelters that have been in business for many years. For the sale of metal concentrates, the Company typically receives provisional payments, within days after delivery, of up to 95% of the value of each shipment. For the sale of refined gold, the Company typically receives payment in full on the day of delivery. Historically, the Company has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

There is no trade receivable related to the refined gold sales as at December 31, 2020. The aging of trade receivables from metal concentrate sales is as follows:

	December 31, 2020	December 31, 2019
0 to 30 days	$1,343	$4,121
31 to 60 days	400	389
61 to 90 days	142	150
over 90 days	126	(55)
	$2,011	$4,605

There has been no notable change in the Company's approach to credit risk management since the prior year.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company's exposure to liquidity risk arises from its trade and other payables. The Company regularly prepares rolling cash flows to identify and assess such liquidity risks.

The Company manages liquidity risk by preparing annual budgets for approval by the Board and preparing cash flow and liquidity forecasts on a quarterly basis.

There has been no notable change in the Company's approach to credit risk management since the prior year.

(c)	Currency risk

Currency risk is the risk that foreign exchange rates will fluctuate significantly from expectations. The Company's exposure to currency risk arises from its operations in Canada, Brazil, Mexico and Peru, where payments to vendors and employees are often in local currency; yet, substantially all of the Company's revenues are realized in USD. Further, the Company holds a portion of its cash in currencies other than USD.

To manage this risk, the Company holds as small of an amount as practical in foreign currencies. To mitigate the Company’s exposure to changes in the exchange rates of BRL and MXN against USD, the Company may and has entered into forward currency contracts as it deems prudent. There are limits on the extent of such contracts, in excess of which Board approval is required.

For financial instruments denominated in foreign currencies as at December 31, 2020, a 10% change in the prevailing exchange rates as at December 31, 2020, with all other variables held constant, would have the following impact on the Company’s earnings:

Change in net income arising from:	Canadian dollars (“CAD”)	Brazilian real	Australian dollars (“AUD”)	Mexican pesos	Peruvian soles (“PEN”)
10% appreciation of the USD against the currency	$68	$1,255	$(78)	$(150)	$287
10% depreciation of the USD against the currency	$(80)	$(1,222)	$78	$157	$(287)

The closing exchange rates for December 31, 2020, of BRL/USD of 5.197 (2019: 4.031), MXN/USD of 19.935 (2019: 18.876), AUD/USD of 1.2981 (2019: 1.423), PEN/USD of 3.621 (2019: 3.319), and CAD/USD of 1.277 (2019: 1.299) were used in the above analysis.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

(d)	Interest rate risk

Interest rate risk is the possibility that change in market interest rates will affect future cash flows. The Company is exposed to interest rate risk on its cash and cash equivalents, short-term deposits and borrowings. The Company’s approach is to invest cash in savings accounts and guaranteed investment certificates at fixed and floating rates of interest over varying maturities. The Company manages this risk by monitoring changes in interest rates and by maintaining a relatively short duration for the Company's portfolio of cash equivalent securities. Many of these instruments can be immediately redeemed and those of a fixed-term do not exceed one year. The Company is exposed to interest rate risk on its variable interest rate borrowings, specifically the MACA loan (note 13(a)). Additionally, the unsecured bank facilities (note 13(b)) are expected to roll over as they become due and are therefore subject to interest rate changes.

There has been no notable change in the Company's approach to interest rate risk management since the prior year.

For interest-bearing financial instruments as at December 31, 2020, an increase or decrease in interest rate of 1% applied would increase or decrease net income and comprehensive income by $0.1 million.

(e)	Commodity price risk

The Company is subject to risk from fluctuations in the market prices of gold, silver, lead and zinc. Such fluctuations directly affect the Company's reported revenues.

The profitability of the Company’s operations is highly correlated to the market prices of these metals, as is the ability of the Company to develop its mineral properties and exploration and evaluation assets. The value of trade receivables at the reporting date also depends on changes in metal prices until finalization of sales prices per the contractual quotational period.

If metal prices decline for a prolonged period below the cost of production of the Company's mines, it may not be economically feasible to continue production.

The Company has a stated policy that it will not engage in long-term hedging of gold and silver prices.

There was no notable change in the Company’s approach to commodity price risk management from the prior year until December 31, 2020.

For provisionally priced trade receivables, a 10% change in the prevailing commodity prices as at December 31, 2020, with all other variables held constant, would have the following impact on the Company’s earnings:

	10% change in gold	10% change in silver	10% change in lead	10% change in zinc
Change in net income	$549	$991	$69	$153

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

27.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

As at December 31, 2020, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$32	$32	$–	$–	$–
Drilling services	710	710	–	–	–
Equipment purchases	1,420	1,420	–	–	–
Total commitments	$2,162	$2,162	$–	$–	$–

On June 29, 2020, the Company announced it had reached an agreement with Nyrstar International B.V. and Nyrstar Netherlands (Holdings) B.V. (together, “Nyrstar”) and NN2 Newco Limited, the parent of the Nyrstar entities, to amend certain agreements (the “Amending Agreements”) in respect of the Company’s remediation obligations in connection with Great Panther’s 2017 acquisition of Coricancha from Nyrstar. The Amending Agreements include amendments to the Share Purchase Agreement under which the Company purchased Coricancha from Nyrstar and the related agreement for Coricancha under which Nyrstar agreed to fund a portion of the bond to secure remediation costs for Coricancha in the future in respect of a permanent closure of the mine.

Under the Amending Agreements, Nyrstar has agreed to extend its requirement to post remediation bond obligations as security for closure costs at Coricancha beyond the original June 30, 2020 expiry date. The Amending Agreements provide that Nyrstar will maintain a $7.0 million bond until June 30, 2021 and $6.5 million for the following year, effectively deferring Great Panther’s funding requirements for these amounts until June 30, 2022, unless Great Panther makes a decision to permanently close Coricancha. Great Panther has provided 80% collateral in the form of a deposit to cover its additional $2.7 million bond requirement as of June 30, 2020. In June 2017, the bond closure amount required by the Ministerio de Energía y Minas de Perú (the “MEM”) was increased by $1.2 million, which Great Panther funded. The total bond amount required by the MEM was $10.9 million as of December 31, 2020.

(b)	Contingencies

i)	GMC

Tailings storage

In February 2016, the Mexican national water authority, Comisión Nacional del Agua (“CONAGUA”), required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility (“TSF”) at the GMC. The Company filed its applications, and the authorities conducted an inspection of the TSF and requested further technical information, which the Company submitted in December 2017. In July 2017, the Company submitted to the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales (“SEMARNAT”), an amendment to the Environmental Impact Statement (“EIS”) requesting an expansion of the existing TSF (Lifts 18 and 19). This was accepted by SEMARNAT subject to approval by CONAGUA and, in February 2019, CONAGUA requested additional technical information.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

The Company has been working with permitting authorities to expand the capacity of the GMC’s existing TSF. In parallel, the Company has completed its review to identify technical alternatives to extend its tailings storage capacity utilizing existing permits and has begun modifying the tailings discharge using cyclones to extend the tailings capacity until June 30, 2021. This will allow more time for receipt of the pending expansion approval; however, if the expansion approval of the TSF has not been received prior to June 30, 2021 or is conditioned, the Company may need to cease milling operations at the GMC until receipt of the CONAGUA expansion approval or the satisfaction of such conditions.

Additional water use permits

Since the February 2016 correspondence with CONAGUA, the Company has also determined through its own undertakings that additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC’s TSF. The Company is assessing technical options and is confirming if additional water use permits are required. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations but cannot provide complete assurance that there is no risk in this regard. In the fourth quarter of 2019, the Company received the authorization to discharge wastewater from San Ignacio.

(ii)	Topia

Topia was accepted into a voluntary environmental audit program supported by the Mexican environmental compliance authority, the Procuraduría Federal de Protección al Ambiente (“PROFEPA”). Devised as a cooperative management strategy, the audit commenced in 2017. The Company completed remediating the important environmental legacy issues, but has not reached full compliance with the audit within the time-frame proposed. The Company anticipates that it will be able to achieve full compliance; however, the Company cannot provide complete assurance that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

On March 9, 2020, the Company disclosed it ceased depositing tailings on the Topia Phase II TSF following a recommendation from the Company's independent tailings management and geotechnical consultants. This was due to an increase in the rate of movement in material below the TSF that was assumed to be related to increase in groundwater pressures. During the suspension of non-essential activities due to COVID-19, Great Panther continued monitoring the conditions on Phase I and Phase II and installed additional geotechnical instrumentation. In addition, tests were carried out to determine the state of the tailings in Phase I and extensive work was carried out to identify the source and reduce the flow of water into the base of the TSF. Consequently, Phase II was restarted on the basis of positive results of monitoring and a stacking plan for Phase II received from a third-party consultant with strict control on sequence and compaction level. The Company has also received the required permit for Phase III, which is expected to be available for use after constructing retaining walls and erosion controls around the base of the facility.

There is no assurance that any remediation plan for Phase I or that the stacking plan for Phase II will be successful in preventing further movement of the tailings. Any movement of the material underlying the TSF could result in significant environmental damage, potential loss of life and property and consequential liability to the Company.

(iii)	Coricancha

Coricancha has been on care and maintenance since August 2013 and is subject to oversight by the Organismo de Evaluación y Fiscalización Ambiental (“OEFA”), the Peruvian public agency responsible for environmental assessment and inspection, and by the Organismo Supervisor de la Inversión en Energía y Minería (“OSINERGMIN”), which is the Peruvian regulatory body with oversight responsibility over energy and mining companies.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

Fines and sanctions

Nyrstar has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of Coricancha prior to June 30, 2017, up to a maximum of $4.0 million. Accordingly, a reimbursement right in the amount of $1.5 million has been recorded in respect of the following fines or sanctions:

•	$1.3 million for fines and sanctions which may be levied by OSINERGMIN. Also, there are open administrative and judicial proceedings by OSINERGMIN, the outcomes of which are not yet readily determinable.

•	$0.2 million for fines and sanctions to be levied by OEFA. In addition, there are open administrative and judicial proceedings by OEFA, the outcomes of which are not yet readily determinable.

The Company has accrued for and recorded a further reimbursement right of $0.4 million for certain civil lawsuits filed by individuals and former suppliers.

Legacy tailings facilities

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the MEM, the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar for the reimbursement of the cost of these reclamation activities. The Company is seeking approval of a modification to a remediation plan from the MEM in accordance with the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. To protect itself from any pending or future fines, penalties, regulatory action or charges from government authorities and to request the MEM issue a decision of the proposed modification to the remediation plan for legacy tailings, the Company initiated a Constitutional Case and was successfully awarded an injunction to prevent fines and penalties until MEM issues its decision. The Company was notified of a second instance decision in the Constitutional Case to dismiss the Constitutional Case. The Company has the opportunity to appeal this decision and is considering the merits of an appeal. The Company expects that the related injunction will be cancelled in the near future. While it is possible to appeal the Constitutional Case proceeding, it will not be possible to appeal the cancellation of the injunction.  The cancellation of the injunction will expose the Company to potential fines, penalties, regulatory action or charges from government authorities. The decision requests that the MEM issue a technical report evaluating the proposed modifications to the remediation plan within two months of the decision. Separately, the Company plans to develop alternatives to propose to MEM to allow for the full reclamation while preserving the stability of the surrounding areas. Although the Company has all necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for Coricancha.

(iv)	Tucano

Various claims related to Brazil indirect taxes and labour matters

As a result of the Acquisition, the Company has various litigation claims for a number of governmental assessments pertaining to indirect taxes, and labour disputes associated with former employees and contract labour in Brazil.

The indirect tax matter principally relates to claims for the state sales tax, Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços de Transporte Interestadual de Intermunicipal e de Comunicações (“ICMS”), which are mostly related to rate differences. For these claims, the possibility of loss was not considered probable by the Company’s Brazilian attorneys, and no provision has been recognized.

The labour matters principally relate to claims made by former employees and contract labour for the equivalent payment of all social security and other related labour benefits, as well as consequential tax claims, as if they were regular employees. As of December 31, 2020, the items for which a loss was probable related to the labour disputes, inclusive of any related interest, amounted to approximately $1.6 million, for which a provision was recognized.

In connection with the above proceedings, a total of $0.3 million (December 31, 2019 - $0.4 million) of escrow cash deposits were made as of December 31, 2020 (note 6). Generally, any escrowed amounts would be refundable to the extent the matters are resolved in the Company’s favour.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

Environmental damages - William Creek

In May 2009, the State of Amapá Public Prosecutor (“MPAP”) filed a public civil action seeking payment for environmental damages caused to William Creek, as well as to other creeks located in the region of influence of Zamin Amapá Mineração (“Zamin”) and Tucano mines. The alleged damage is related to the modification of the creek’s riverbed, soiling and sedimentation. In January 2018, the Amapá State Court ordered Tucano to pay a fine of approximately $1.1 million (BRL 6.0 million plus interest and inflation counted as from the date of the damage) to the State Environmental Fund. As at December 31, 2020, the updated value with interest and inflation is approximately $5.7 million (BRL 29.7 million). The Company is in the process of appealing, and the likelihood of total loss is not considered probable based on legal advice received. However, the best estimate of the loss is less than the full amount claimed, and the Company has accrued the best estimate of the cost to settle the claim.

Archaeological sites damage

In May 2016 and June 2016, the Brazilian Federal Public Prosecutor (“MPF”) filed public civil actions seeking compensation to be paid by Zamin, the State of Amapá and Tucano for damages to 34 archaeological sites as a result of activities in 2006-2009 at the Amapá-MMX Iron Ore Project currently owned by Zamin and as a result of activities in 2004-2010 at the Amapari Project and for the State of Amapá failing to take proper action during the environmental licensing procedures (the “Archaeological Civil Actions”). During the three months ended December 31, 2020, the 6th Lower Court in the Judiciary Section of the State of Amapá ratified a settlement agreement between Tucano and the MPF in respect of the Archeological Civil Actions (the “Settlement Agreement”). Under the terms of the Settlement Agreement, as full and final settlement of the Archaeological Civil Actions, Tucano agreed to earmark BRL 8.0 million, no later than December 31, 2021, for implementation of socio-environmental measures for the benefit of the State of Amapá community, including a combination of community food donations in the first three months following ratification and those socio-environmental measures defined by mutual agreement of Tucano and MPF for the benefit of the communities in the Municipalities of Pedra Branca do Amapari and Serra do Navio funded in the second half of 2021. The Instituto do Patrimônio Histórico e Artístico Nacional - Historic and Artistic National Heritage Institute (“IPHAN”) have sought clarification of the settlement agreement requesting certain of the settlement funds be designated specifically to IPHAN.

In related proceedings, Tucano is in the process of appealing fines and damages arising in the Federal Court of Appeal. The likelihood of total loss is not considered probable based on legal advice received. However, the best estimate of the loss is less than the full amount claimed and the Company has accrued the best estimate of costs to settle the claim.

Cyanide usage

In October 2018, the public prosecutor’s office of labour affairs for the State of Amapá filed a public civil action seeking payment for potential damages and medical costs in relation to the Company’s employees’ exposure to cyanide used in the processing of its gold. In August 2019, a regional labour court ordered Tucano to pay compensation of approximately BRL 4.0 million plus interest and inflation for these damages, in addition to surveillance and funding medical costs of any diseases to Tucano’s internal and outsourced employees and former employees, and to stop using cyanide in its production process within one year from the final non-appealable decision on the proceedings. Tucano is in the process of appealing to a Federal Superior Labour Court all aspects of the regional labour court decision. In March 2020, it was accepted that the appeal, exclusively with respect to whether or not the use of cyanide may continue, be admitted for consideration by the Federal Superior Labour Court and the balance of the decision has not yet been accepted for consideration and is under appeal. Tucano is not aware of any circumstances of former or current employees who have suffered health consequences from exposure to cyanide at the Company’s operations. In addition, the Company notes that the use of cyanide in the processing of gold is common in the industry within Brazil and is not prohibited by any federal law in Brazil and that the Company complies with proper safety standards in the use and handling of cyanide in its operations. The Company believes the claims are without merit and that it is too early in the process to be able to determine the outcome. As the matter progresses, the Company will review its assessment.

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

28.	RELATED PARTY TRANSACTIONS

Key management personnel include the Company’s Directors, President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and vice presidents. Amounts owing to key management personnel are included in trade and other payables. The Company is committed to making severance payments amounting to approximately $3.4 million to certain officers and management in the event of a change in control of the Company. Compensation to key management personnel consisted of the following:

	2020	2019
Salaries and benefits	$3,059	$1,674
Contract completion bonus – interim CEO	171	–
Directors’ fees	531	478
Termination benefits	–	658
Share-based compensation	1,935	1,227
	$5,696	$4,037

Directors fees during the year ended December 31, 2020 include $nil for special committee fees (2019 – $0.1 million).

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

29.	SUPPLEMENTAL CASH FLOW INFORMATION

(a)	Other non-cash items

	2020	2019
Accretion	$2,629	$3,404
Finance expense	3,981	5,752
Finance income	(347)	(726)
Loss on disposal of fixed assets	1	32
	$6,264	$8,462

(b)	Non-cash investing and financing activities

	2020	2019
Change in reclamation and remediation provision included within mineral properties and plant and equipment, exploration and evaluation assets	$13,943	$3,330
Change in lease liability related to right-of-use assets	890	4,498
Shares issued upon settlement of obligation	39	–
Repayment of MACA borrowings by way of issuance of shares	–	10,524

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

30.	OPERATING SEGMENTS

The Company’s operations are all within the mining sector, consisting of three operating segments, two of which are located in Mexico, one of which is located in Brazil, plus one segment associated with Coricancha in Peru, one Exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates Tucano, the GMC, and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Coricancha segment contains the net assets associated with Coricancha, and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the three mining operations and Coricancha. The GMC operation produces silver and gold in concentrate, and the Topia operation produces silver, gold, lead and zinc in concentrate for refining off-site. The Tucano operation produces gold doré. The Exploration segment includes the Company’s mineral exploration and evaluation assets at Santa Rosa, El Horcón, Plomo and Argosy.

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
2020
External revenue	$–	$21,219	$15,896	$–	$–	$223,690	$260,805
Intersegment revenue	210,623	–	–	–	–	(210,623)	–
Amortization and depletion	35,986	1,564	2,745	198	–	258	40,751
Exploration and evaluation expenses	669	2,540	341	5,982	187	651	10,370
Non-cash change in reclamation and remediation provision	–	41	–	–	–	–	41
Care and maintenance costs	–	693	–	–	–	–	693
Finance income	121	–	–	–	–	226	347
Finance expense	2,597	–	–	188	–	1,196	3,981
Net income (loss) before income taxes	46,549	(2,621)	(734)	(6,503)	(667)	(31,899)	4,125
Income tax expense (recovery)	3,751	26	14	–	–	–	3,791
Net income (loss)	42,798	(2,647)	(748)	(6,503)	(667)	(31,899)	334
Additions to non-current assets	42,109	4	3,794	10,831	–	43	56,781

As at December 31, 2020
Total assets	$167,524	$4,597	$14,456	$44,705	$2,126	$47,012	$280,420
Total liabilities	$87,304	$16,535	$2,244	$43,333	$500	$18,801	$168,717

Great Panther MINING Limited

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts expressed in thousands of US dollars, except where otherwise noted)

As at and for the year ended December 31, 2020 and 2019

	Operations
	Tucano	GMC	Topia	Coricancha	Exploration	Corporate	Total
2019
External revenue	$99,572	$23,543	$21,713	$–	$–	$53,825	$198,653
Intersegment revenue	49,818	–	–	–	–	(49,818)	–
Amortization and depletion	30,816	1,436	2,431	253	4	245	35,185
Exploration and evaluation expenses	608	2,550	889	8,557	176	7	12,787
Non-cash change in reclamation and remediation provision	–	6,829	2,923	–	–	–	9,752
Care and maintenance costs	–	795	–	–	–	–	795
Impairment of goodwill	38,682	–	–	–	–	–	38,682
Interest income	14	–	–	4	–	708	726
Finance costs	5,741	–	–	2	–	9	5,752
Loss before income taxes	(66,473)	(7,436)	(2,796)	(9,524)	(264)	(3,785)	(90,278)
Income tax expense	–	122	91	–	–	531	744
Net loss	(66,473)	(7,558)	(2,887)	(9,524)	(264)	(4,316)	(91,022)
Additions to non-current assets	28,593	317	3,963	1,195	–	821	34,889

As at December 31, 2019
Total assets	$177,683	$7,060	$15,304	$28,414	$2,159	$40,122	$270,742
Total liabilities	$107,354	$15,772	$2,445	$29,556	$–	$15,116	$170,243

31.	SEASONALITY OF OPERATIONS

The Company’s Tucano operation is subject to seasonal fluctuations as a result of weather conditions. Specifically, Tucano’s production is stronger in the second half of a calendar year as the dry season enables higher rates of mining productivity and the mine plan is characterized by lower strip ratios and access to higher grades in the open pits. Accordingly, Tucano typically has more favourable operating results in the second half of the year.